Exhibit 11.1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings (Loss)

The following table presents the computation of Basic and Diluted Earnings (Loss) per Share for the three and nine months ended September 30, 2018 and 2017:

	Three Months Ended September 30,		Nine Months Ended September 30,
amounts in thousands, except per share amounts	2018	2017	2018	2017
Net Income (Loss)	$4,625	$(27,979)	$67,607	$13,633
Basic Weighted Average Shares	29,768	29,500	29,699	29,419
Effect of Common Stock Equivalents:
Assumed Vesting of Stock Grants	416	—	461	587
Diluted Weighted Average Shares	30,184	29,500	30,160	30,006
Net Income (Loss) per Common Share:
Basic	$0.16	$(0.95)	$2.28	$0.46
Diluted	$0.15	$(0.95)	$2.24	$0.45
Anti-dilutive Shares Excluded from the Dilutive Computation	—	1,165	—	—